OFFER TO PURCHASE FOR CASH

2,193,450 SHARES

of COMMON STOCK of

G REIT, INC.

by

EVEREST INVESTORS 17, LP

at a Cash Purchase Price of

$8 per Share

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., LOS ANGELES TIME, ON FRIDAY, NOVEMBER 3, 2006, UNLESS THE OFFER IS EXTENDED.

Everest Investors 17, LP (“Everest” or the “Purchaser”), a California limited partnership, is offering to purchase 2,193,450 shares of the common stock (“Shares”) of G REIT, INC. (the “Company”) at a cash purchase price of $8 per Share, without interest, less the amount of any and all distributions, other Shares, rights or other securities issued or issuable in respect thereof (collectively”Distributions”) per Share, if any, made or declared to the shareholders (the “Shareholders”) by the Company after the date of this offer, and less any transfer fees imposed by the Company for each transfer. The Offer (as defined below) is subject to certain terms and conditions set forth in this offer to purchase, as it may be supplemented from time to time (the “Offer to Purchase”) and in the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which together with the Offer to Purchase, constitutes the “Offer”). This Offer is not subject to brokerage commissions and is not conditioned upon financing. To the knowledge of the Purchaser, a Shareholder will not incur any fees, such as selling broker commissions or depository fees, to sell Shares in response to this Offer; unless such Shareholder holds Shares in a manner that involves fees particular to such Shareholder.

The enclosed Letter of Transmittal may be used to tender Shares for the Offer. Please read all Offer materials completely before completing and returning the Letter of Transmittal (blue form).

__________________

For More Information or for Further Assistance,

Please Call or Contact the Purchaser at:

Everest Investors 17, LP

199 South Los Robles Avenue

Suite 200

Pasadena, California 91101

(626) 585-5920

(800) 611-4613 (toll free)

September 29, 2006

SCHEDULE I – EXECUTIVE OFFICERS

i

INTRODUCTION

The Purchaser hereby offers to purchase 2,193,450 Shares of common stock of the Company, at a cash purchase price of $8 per Share, without interest, less the amount of Distributions per Share, if any, made or declared to Shareholders by the Company after the date of this Offer, and less any transfer fees imposed by the Company for each transfer. To the knowledge of the Purchaser, a Shareholder will not incur any other fees, such as selling broker commissions or depositary fees, to sell Shares in response to this Offer; unless such Shareholder holds Shares in a manner that involves fees particular to such Shareholder.

SUMMARY OF THE OFFER.

The purpose of the Offer is for the Purchaser to acquire Shares for investment purposes.

In considering the Offer, Shareholders are urged to consider the following:

•	The price offered for the Shares is $8 in CASH, less any Distributions made or declared after the date of this Offer. See “Details of the Offer – Acceptance for Payment and Payment of Purchase Price.”
•

The Offer is $1 per Share (14%) more than the highest prior third-party offer for Shares of which Purchaser is aware, based on a review of public SEC filings. See “Certain Information Concerning the Company – Trading History of the Shares.”

•

The Shares are illiquid – there is no regular trading market for the Shares, nor is any such market expected to develop. The Offer allows Shareholders to dispose of their Shares without incurring the sales commissions (typically up to 8% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries. See “Certain Information Concerning the Company – Trading History of the Shares.”

•

The Company has announced that it intends to pay a special distribution of $3.90 to $4.10 per Share, contingent upon the sale of the Company’s Amber Oaks and Hawthorne Plaza properties. See “Certain Information Concerning the Company – Selected Financial and Property Related Data.”

•	The Purchaser is not affiliated with the Company or its general partners. The Company’s management may be expected to communicate the Company’s position on the Offer in the next two weeks.
•

The Purchaser is making the Offer with a view to making a profit for itself. Accordingly, the desire of the Purchaser to purchase Shares at a low price conflicts with the desire of the Shareholders to sell their Shares at a high price. See “Determination of Offer Price.”

•

The Offer is an immediate opportunity for Shareholders to liquidate their investment in the Company, but Shareholders who tender their Shares will be giving up the opportunity to participate in any potential future benefits from ownership of Shares, including distributions resulting from the contemplated future sale of the Company’s properties. The Company has announced its intention to sell its properties and liquidate over the next two years. Shareholders may have a more immediate need to use the cash now tied up in the Shares, and may consider the Offer more certain to achieve a prompt liquidation of their investment in the Shares. See “Certain Information Concerning the Company – Selected Financial and Property Related Data.”

Each Shareholder must make his own decision, based on the Shareholder’s particular circumstances, whether to tender Shares. Shareholders should consult with their respective advisors about the financial, tax, legal and other implications of accepting the Offer.

The above statements are intended only as a brief overview of the principal terms and considerations regarding the Offer. The entire Offer to Purchase, which follows, provides substantially greater detail about the Offer, and all of the statements above are qualified by the entire Offer to Purchase. You should read it completely and carefully before deciding whether or not to tender your Shares. The Offer is subject to certain terms and conditions set forth in this Offer to Purchase, and in the related Agreement of Transfer and Letter of Transmittal, that are not summarized above.

DETAILS OF THE OFFER

1.             Terms of the Offer; Expiration Date.. On the terms and subject to the conditions of the Offer, the Purchaser will accept and purchase, in accordance with the procedures set forth in this Offer to Purchase, up to 2,193,450 validly tendered, and not withdrawn, Shares (“Properly Tendered”). For purposes of the Offer, the term “Expiration Date” means 5:00 p.m., Los Angeles time, on Friday, November 3, 2006, unless the Purchaser extends the period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date to which the Offer is extended by the Purchaser.

If, prior to the Expiration Date, the Purchaser increases the price offered to the Shareholders pursuant to the Offer, the increased price will be paid for all Shares accepted for payment pursuant to the Offer, whether or not the Shares were tendered prior to the increase in consideration.

If prior to the Expiration Date any or all of the conditions of the Offer have not been satisfied, or waived by the Purchaser, the Purchaser reserves the right to: (i) decline to purchase any of the Shares tendered, terminate the Offer and return all tendered Shares, (ii) waive the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), purchase all Shares that are Properly Tendered, (iii) extend the Offer and, subject to the right of Shareholders to withdraw Shares until the Expiration Date, retain previously tendered Shares for the period or periods for which the Offer is extended, and (iv) amend the Offer.

2.             Acceptance for Payment and Payment of Purchase Price; Proration. On the terms and subject to the conditions of the Offer, the Purchaser will purchase and will pay for Properly Tendered Shares, promptly following the Expiration Date. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Purchaser of: (i) a properly completed and duly executed and acknowledged Letter of Transmittal, (ii) any other documents required in accordance with the Letter of Transmittal, and (iii) written confirmation from the Company’s transfer agent of the transfer of the Shares to the Purchaser.

Any Distributions made or declared on or after the date of this Offer would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Shareholders to the Purchaser and deducted from your proceeds. Also, any transfer fees charged by the Company will be deducted from your proceeds. UNDER NO CIRCUMSTANCE WILL INTEREST ON THE PURCHASE PRICE BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

If more than 2,193,450 Shares are Properly Tendered and not withdrawn, the Purchaser will accept for payment and pay for 2,193,450 Shares, pro rata according to the number of Shares so tendered, adjusted by rounding to the nearest whole number of Shares Properly Tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate.

Subject to its obligation to pay for Shares promptly after the Expiration Date, the Purchaser intends to pay for any Shares accepted for payment pursuant to the Offer after determining the final proration or other adjustments. The Purchaser does not believe it would take any longer than five business days to determine the effects of any proration required. See “Effects of the Offer – Limitations on Resales.”

If any tendered Shares are not purchased for any reason (other than proration adjustments), the Purchaser may destroy the original Letter of Transmittal with respect to the Shares. If for any reason acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Shares tendered, then, without prejudice to the Purchaser’s rights under Section 4 herein, the Purchaser may, nevertheless, retain documents concerning tendered Shares, and those Shares may not be withdrawn except to the extent that the tendering Shareholders are otherwise entitled to withdrawal rights as described in Section 5 herein, subject, however, to the Purchaser’s obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to pay Shareholders the purchase price in respect of Shares tendered or return documents, if any, representing those Shares promptly after termination or withdrawal of the Offer.

3.             Procedure to Accept the Offer. For the tender of any Shares to be valid, the Purchaser must receive, at the address listed on the back page of this Offer to Purchase on or prior to the Expiration Date, a properly completed and duly executed original Letter of Transmittal and all documents required by the Instructions.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Shareholder, and delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

By executing and delivering a Letter of Transmittal, a tendering Shareholder irrevocably appoints the Purchaser and its officers and any other designee of the Purchaser, and each of them, the attorneys-in-fact and proxies of the Shareholder, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Shareholder’s rights with respect to the Shares tendered by the Shareholder and accepted for payment by the Purchaser (and with respect to any and all Distributions), including without limitation the right to direct any IRA custodian, trustee or other record owner to execute and deliver the Letter of Transmittal, the right to accomplish a withdrawal of any previous tender of the Shareholder’s Shares and the right to complete the transfer contemplated thereby. All such proxies will be considered coupled with an interest in the tendered Shares, are irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of the Shares by the Purchaser in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney and proxies given by the Shareholder with respect to the Shares and Distributions will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given (and, if given, will be without force or effect). The officers and designees of the Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of the Shareholder as they in their discretion may deem proper at any meeting of the Company or any adjournment or postponement thereof.

By executing and delivering a Letter of Transmittal, a tendering Shareholder irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of the Shareholder in and to any and all Distributions made or declared by the Company, effective upon and after the date of acceptance with respect to Shares accepted for payment and thereby purchased by the Purchaser.

4.             Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions about the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares pursuant to the Offer will be determined by the Purchaser. The Purchaser reserves the right to reject any or all tenders of any particular Shares determined by it not to be in proper form or if the acceptance of or payment for those Shares may, in the opinion of Purchaser’s counsel, be unlawful. The Purchaser also reserves the right to waive or amend any of the conditions of the Offer that it is legally permitted to waive and to waive any defect in any tender with respect to any particular Shares. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final. No tender of Shares will be deemed to have been validly made until all defects have been cured or waived. Neither the Purchaser nor any other person will be under any duty to give notification of any defects in the tender of any Shares or will incur any liability for failure to give any such notification.

A tender of Shares pursuant to the procedure described above and the acceptance for payment of such Shares will constitute a binding agreement between the tendering Shareholder and the Purchaser on the terms set forth in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to this Offer, and thereby purchased, Properly Tendered Shares if, as and when the Purchaser gives written notice to the Company or its transfer agent of the Purchaser’s acceptance of those Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made and transmitted directly to Shareholders whose Shares have been accepted for payment.

5.             Withdrawal Rights. Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 28, 2006. If purchase of, or payment for, Shares is delayed for any reason, including extension by the Purchaser of the Expiration Date, or if the Purchaser is unable to purchase or pay for Shares for any reason (for example, because of proration adjustments) then, without prejudice to the Purchaser’s rights under the Offer, tendered Shares may be retained by the Purchaser and may not be withdrawn, except to the extent that tendering Shareholders are otherwise entitled to withdrawal rights as set forth in this Section 5; subject, however, to the Purchaser’s obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Shareholders the purchase price in respect of Shares tendered or return documents, if any, representing those Shares promptly after termination or withdrawal of the Offer.

For withdrawal to be effective, an original written notice of withdrawal must be timely received by the Purchaser at its address listed on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who tendered the Shares to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered, however, by following the procedures described in Section 3 herein at any time prior to the Expiration Date.

All questions about the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser. Neither the Purchaser nor any other person will be under any duty to give notice of any defects in any notice of withdrawal or incur any liability for failure to give any such notice.

6.             Extension of Tender Period; Amendment. The Purchaser expressly reserves the right at any time:

•	to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares;
•	to amend the Offer in any respect (including, without limitation, by increasing or decreasing the price, increasing or decreasing the number of Shares being sought, or both).

Notice of any such extension or amendment will promptly be disseminated to Shareholders in a manner reasonably designed to inform Shareholders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. If the Purchaser makes a material change in the terms of the Offer or waives a condition that constitutes a material change in the terms of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. If a Distribution occurs before the Expiration Date and the Purchaser reduces its Offer price as a result, the Purchaser will provide notice thereof to Shareholders and extend the Expiration Date in accordance with Rule 14e-1(b) under the Exchange Act. The Purchaser will not provide a subsequent offering period pursuant to Rule 14d-11 under the Exchange Act.

7.             Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer), to pay for any Shares tendered, may delay the acceptance for payment of the Shares tendered, or may withdraw the Offer if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

(a)           a preliminary or permanent injunction or other order of any federal or state court, government, administrative agency or other governmental authority shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Shares by the Purchaser; (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of both legal and beneficial ownership of the Shares; (iii) requires divestiture by the Purchaser of any Shares; (iv) materially adversely affects the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company; or (v) seeks to impose any material condition to the Offer unacceptable to the Purchaser;

(b)           there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government, administrative agency or other governmental authority which, directly or indirectly, results in any of the consequences referred to in paragraph (a) above;

(c)           any court, government, administrative agency or other governmental authority, shall attempt to require any authorization, consent, filing or waiting period in order for the Offer to be consummated, or any such authority shall make comments or inquiries concerning the Offer, and the Purchasers are unable to demonstrate to such authority that such authorization, consent, filing or waiting period is not required, or resolve to the satisfaction of any such authority any comments or inquiries made concerning the Offer;

(d)           any event shall have occurred or been disclosed, or shall have been threatened, regarding the business, properties, assets, liabilities, financial condition, operations, or results of operations of the Company, which event is materially adverse or with the passage of time would be materially adverse, or which threatened event, if fulfilled, would be materially adverse, to the Company or its business or properties;

(e)           the Company (or its transfer agent) shall have stated or otherwise indicated that it intends to refuse to take any action that the Purchaser deems necessary, in the Purchaser’s reasonable judgment, for the Purchaser to be the registered owner of the Shares tendered and accepted for payment hereunder, with full voting rights, simultaneously with the consummation of the Offer or as soon thereafter as is permitted under the Company’s organization documents, in accordance with the Company’s organization documents and applicable law, or the Purchaser is unable to confirm to its reasonable satisfaction that the Company will not refuse to take any such action;

(f)            there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of the Purchaser, adversely affecting the Company or its properties or the value of the Shares;

(g)           the Company shall have (i) issued, or authorized or proposed the issuance of, any Company interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Shares, (iii) declared or paid any Distribution, other than in cash, on any of the Shares, or (iv) the Company shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business, other than listing the Company’s properties for sale; or,

(h)           the Company shall have modified, or taken any step or steps to modify, in any way, the procedures or regulations applicable to the registration of Shares or transfers of Shares on the books and records of the Company;

(i)            the sale by the Company of the One World Trade Center property in Long Beach, California shall not have closed at the price previously announced by the Company; or

(j)            the Company shall not have either paid, or publicly announced the final amount and record date of, the pending Distribution previously announced as a special liquidating distribution of approximately $3.90 to $4.10 per Share for stockholders of record as of September 18, 2006.

The foregoing conditions are for the sole benefit of the Purchaser and may be (but need not be) asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time prior to the Expiration Date, subject to the requirement to disseminate to Shareholders, in a manner reasonably designed to inform them of, any material change in the information previously provided.

8.             Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding with respect to payment of the purchase price, a tendering Shareholder must provide the Purchaser with the Shareholder’s correct taxpayer identification number in the space provided in the Letter of Transmittal.

9.             FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to ten percent of the amount of the purchase price plus Company liabilities allocable to each Share purchased, the Letter of Transmittal includes FIRPTA representations certifying the Shareholder’s taxpayer identification number and address and that the Shareholder is not a foreign person.

CERTAIN INFORMATION CONCERNING THE COMPANY

For information about the Company, please refer to the annual report prepared and distributed by the Company, particularly Items 1 and 2 of the Company’s Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”), any subsequent Quarterly Reports on Form 10-Q, and any other materials sent to you by the Company. These documents contain and periodically update information concerning the Company, including detailed information regarding the properties owned, including mortgages, rental rates, operations, management, and taxes. In addition, the Company is subject to the information and reporting requirements of the Exchange Act and information about the Company can be obtained on the Commission’s EDGAR system, at its internet web site at www.sec.gov, and are available for inspection at the Commission’s principal office in Washington, D.C., at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Outstanding Shares. According to the Form 10-K, there were 43,869,000 Shares issued and outstanding, held by approximately 14,000 Shareholders, as of as of December 31, 2005.

Trading History of the Shares. There is no established trading market for the Shares other than limited and sporadic trading through matching services or privately negotiated sales. At present, privately negotiated sales and sales through intermediaries (such as through the American Partnership Board) are the only means available to a Shareholder to liquidate an investment in Shares (other than this Offer or other occasional offers by other investors, if any) because the Shares are not listed or traded on any exchange or quoted on any NASDAQ list or system.

According to Direct Investments Spectrum, an independent third party publication, between July 1, 2005 and June 30, 2006 (the most recent published information), there were 126 trades of the Company’s Shares at prices between $9.30 and $10.09 per Share. Sales may be conducted which are not reported in the Direct Investments Spectrum and the prices of sales through other channels may differ from those reported by the Direct Investments Spectrum. The reported gross sales prices may not reflect the net sales proceeds received by sellers of Shares, which typically are reduced by commissions (typically up to 8% with a minimum of $150-$200) and other secondary market transaction costs. The Purchaser does not know whether the information provided by the Direct Investments Spectrum is accurate or complete.

The Purchaser is aware that an offer was made in late 2005 to purchase Shares at $7 per Share. The parties making such offer indicated in a filing with the Securities and Exchange Commission that they did purchase 80,439.1834 Shares pursuant to their offer at a net price of $6.875 per Share. Otherwise, the Purchaser is not aware of any trades of Shares that were not reported in the Direct Investment Spectrum.

Selected Financial and Property Related Data. The Company has announced its intention to sell its properties and liquidate over the next two years. The Company has announced that its board of directors has approved the first stockholder special liquidating distribution of approximately $3.90 to $4.10 per Share for stockholders of record as of September 18, 2006. The amount of the special liquidating distribution is contingent upon the successful close of the sales of the Company’s Amber Oaks and Hawthorne Plaza properties. The

Company has further announced it expects to pay the special liquidating distribution by September 30, 2006 and has disclosed in its plan of liquidation that the exact timing and amounts of any special liquidating distributions to stockholders must be approved by the Company’s board of directors.

DETERMINATION OF OFFER PRICE

In establishing the Offer price, the Purchaser reviewed certain publicly available information including among other things: (i) Annual Reports on Form 10-K, (ii) Quarterly Reports on Form 10-Q, and (iii) other reports filed with the Commission. The Purchaser determined the Offer price pursuant to its own analysis. The Purchaser did not obtain current independent valuations or appraisals of the assets.

The Purchaser developed an estimated current liquidation value for the Company’s Shares using its proprietary valuation methods, based on the Purchaser’s own estimate of the fair market value of the Company’s property obtained by a review and analysis of the Company’s publicly filed financial statements and other publicly available information, historical distributions made to Shareholders, the assets, liabilities and operating results of the Company, the mortgage loans, assumed expenses of selling the properties and liquidating the Company, and other considerations. Based on the information described above, the Purchaser estimates the net proceeds to Shareholders from a current liquidation of the Company would be between $10 and $11 per Share. The Purchaser also considered that the Company stated an estimated value in 2006 of $10.94 per Share. No assurances can be provided that the Purchaser’s estimates are correct, and the actual amount of net proceeds that would be received from a current liquidation of the Company’s assets may differ substantially from the Purchaser’s estimate. Shareholders are advised not to rely on Purchaser’s estimates, but to make their own estimates with the assistance of their own advisors.

CERTAIN INFORMATION CONCERNING THE PURCHASER

The Purchaser. The Purchaser is a California limited partnership that was formed in 2006. The principal office of the Purchaser is 199 South Los Robles Avenue, Suite 200, Pasadena, California 91101. The Purchaser has no employees of its own. The Purchaser’s general partner is Everest Properties, Inc., a California corporation. For certain information concerning the executive officers of the Purchaser’s general partner, see Schedule I to this Offer to Purchase.

The Purchaser and its affiliates invest in limited partnerships, REITS such as the Company, and in other forms of real estate-oriented investments, and conduct activities incident thereto.

General. Except as set forth elsewhere in this Offer to Purchase: (i) the Purchaser does not beneficially own or have a right to acquire, and, to the best knowledge of the Purchaser, no associate or majority-owned subsidiary of Purchaser or the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) the Purchaser has not, and to the best knowledge of the Purchaser, none of the persons and entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has, effected any transaction in the Shares or any other equity securities of the Company during the past 60 days other than as stated in this Offer to Purchase; (iii) the Purchaser does not have and, to the best knowledge of the Purchaser, none of the persons listed in Schedule I hereto has, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting thereof, joint ventures, loan arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) since January 1, 2004, there have been no transactions which would require reporting under the rules and regulations of the Commission between the Company or any of its affiliates and the Purchaser or any of its subsidiaries or, to the best knowledge of the Purchaser, any of its executive officers, directors or affiliates; and (v) since January 1, 2004, except as otherwise stated in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser, or any of its subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets of the Company; except that prior to the commencement of this Offer the Company was contacted to determine whether it would provide a Shareholder list to the Purchaser for mailing this Offer.

Prior Acquisitions of Shares and Prior Contacts. The Purchaser owns no Shares.

Except as set forth in the previous section, neither the Purchaser nor its affiliates are party to any past, present or proposed material contracts, arrangements, understandings, relationships, or negotiations with the Company since January 1, 2004.

Source of Funds. Based on the Offer price, the Purchaser estimates that the total amount of funds necessary to purchase all Shares sought by this Offer and to pay related fees and expenses, will be approximately $17,600,000. The Purchaser expects to obtain these funds by means of equity capital contributions from its members at the time the Shares tendered pursuant to the Offer are accepted for payment. Such members will fund their capital contributions through existing cash, lines of credit and other financial resources which in the aggregate are sufficient to provide the funds required in connection with the Offer without any new borrowings. Such members have irrevocably agreed and are obligated to make such capital contributions available to Purchaser on demand.

FUTURE PLANS OF THE PURCHASER

The Purchaser is seeking to acquire Shares pursuant to the Offer to obtain a substantial equity interest in the Company, for investment purposes. Following the completion of the Offer, the Purchaser and persons related to or affiliated with the Purchaser may acquire additional Shares, although there is no current intention to do so. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable by the Purchaser. Any such acquisition may be at a price higher or lower than the price to be paid for the Shares purchased pursuant to the Offer, and may be for cash or other consideration. The Purchaser also may consider selling some or all of the Shares it acquires pursuant to the Offer, either directly or by a sale of one or more interests in the Purchaser itself, depending upon liquidity, strategic, tax and other considerations.

Other than as set forth above, the Purchaser does not currently intend to change current management, indebtedness, capitalization, corporate structure or business operations of the Company or to seek to influence the management and affairs of the Company, and does not have current plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Company. However, these plans could change at any time in the future. If any transaction is effected by the Company and financial benefits accrue to the Shareholders, the Purchaser will participate in those benefits to the extent of its ownership of the Shares.

EFFECTS OF THE OFFER

Future Benefits of Share Ownership. Tendering Shareholders shall receive cash in exchange for their Shares purchased by the Purchaser and will forego all future distributions from the Company with respect to such Shares.

FEDERAL INCOME TAX MATTERS

General. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Shareholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations, court decisions and Internal Revenue Service (“IRS”) rulings and other pronouncements.

EACH SHAREHOLDER TENDERING SHARES SHOULD CONSULT SUCH SHAREHOLDER’S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

Gain or Loss. A taxable Shareholder will recognize a gain or loss on the sale of such Shareholder’s Shares in an amount equal to the difference between (i) the amount realized by such Shareholder on the sale and (ii) such

Shareholder’s tax basis in the Shares sold. If the Shareholder reports a loss on the sale, such loss generally could not be currently deducted by such Shareholder except against such Shareholder’s capital gains from other investments.

The tax basis in the Shares of a Shareholder will depend upon individual circumstances. Each Shareholder who plans to tender hereunder should consult with the Shareholder’s own tax advisor as to the Shareholder’s tax basis in the Shareholder’s Shares and the resulting tax consequences of a sale.

A tax-exempt Shareholder (other than an organization described in Code Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Shares pursuant to the Offer, assuming that such Shareholder does not hold its Shares as a “dealer” and has not acquired such Shares with debt financed proceeds.

Shareholders (other than tax-exempt persons, corporations and certain foreign individuals) who tender Shares may be subject to 28 percent backup withholding unless those Shareholders provide a taxpayer identification number (“TIN”) and are certain that the TIN is correct or properly certify that they are awaiting a TIN. A Shareholder may avoid backup withholding by properly completing and signing the Letter of Transmittal. If a Shareholder who is subject to backup withholding does not include its TIN, the Purchaser will withhold 28 percent from payments to such Shareholder.

CERTAIN LEGAL MATTERS

General. Except as set forth herein, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Shares by the Purchaser pursuant to the Offer. The Purchaser’s obligation to purchase and pay for Shares is subject to certain conditions, including conditions related to the legal matters discussed herein.

State Takeover Statutes. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of entities domiciled in such states or which have substantial assets, security holders, principal executive offices or principal places of business in such states. The Purchaser is not aware of any state anti-takeover law that would apply to the transaction contemplated by the Offer.

If any person seeks to apply any state takeover statute, the Purchaser will take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings. If there is a claim that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statutes do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. This could prevent the Purchaser from purchasing or paying for Shares tendered pursuant to the Offer, or cause delay in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for Shares tendered. Furthermore, it is a condition to the Offer that no state or federal statute impose a material limitation on the Purchaser’s right to vote the Shares purchased pursuant to the Offer. If this condition is not met, Purchaser may terminate or amend the Offer.

Fees and Expenses. Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Employees of the Purchaser may solicit tenders of Shares without any additional compensation. The Purchaser will pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

Miscellaneous. The Offer is not made to (nor will tenders be accepted on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. However, the Purchaser may take such action as it deems necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in such jurisdiction.

In any jurisdiction where the securities or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth under the caption “Certain Information Concerning The Company -- General.”

No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

EVEREST INVESTORS 17, LP

September 29, 2006

SCHEDULE I

EXECUTIVE OFFICERS

The Purchaser’s general partner is Everest Properties Inc., a California corporation (“EPI”). Purchaser has no employees of its own. The business address of each executive officer of such general partner is 199 South Los Robles Avenue, Suite 200, Pasadena, California 91101. Each executive officer is a United States citizen. The name and principal occupation or employment of each executive officer are set forth below.

Name	Present Principal Occupation or Employment Position and Five-Year Employment History
W. Robert Kohorst	President of Everest Properties II, LLC (“EPII”) from 1996 – present. President and Director of EPI from 1994 – present. President and Director of KH Financial, Inc. from 1994 – present.
David I. Lesser	Executive Vice President and Secretary of EPII from 1996 - present. Executive Vice President of EPI from 1995 – present.
Christopher K. Davis	Vice President and the General Counsel of EPII since 1998. Senior Staff Counsel and then Director of Corporate Legal of Pinkerton’s, Inc. from 1995 – 1998.
Peter J. Wilkinson	Vice President and the Chief Financial Officer of EPII since 1996. Chief Financial Officer and Director of EPI since 1996.

A-1

The Letter of Transmittal, and any other required documents should be sent or delivered by each Shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Purchaser at its address set forth below.

Questions and requests for assistance may be directed to the Purchaser at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other tender offer materials may be obtained from the Purchaser as set forth below, and will be furnished promptly at the Purchaser’s expense.

September 29, 2006	EVEREST INVESTORS 17, LP

Everest Investors 17, LP

199 South Los Robles Avenue

Suite 200

Pasadena, California 91101

(800) 611-4613 or (626) 585-5920

Facsimile: (626) 585-5929